                                    FORM 11-K
             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
    For the fiscal year ended December 31, 2000
                              ----------------
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the transition period from ____________________ to _____________________

Commission file number 0-3488
                       ------


                               EFTEC Savings Plan


                               H.B. FULLER COMPANY
                   1200 Willow Lake Boulevard, P.O. Box 64683
                         St. Paul, Minnesota 55164-0683

                                                                         Page(s)

Report of Independent Accountants                                         F-1

Financial Statements:

   Statement of Net Assets Available for Benefits at
     December 31, 2000 and 1999                                           F-2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2000                                 F-3

   Notes to Financial Statements                                       F-4 - F-8

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes at
     December 31, 2000                                                    F-9

   Schedule of Reportable Transactions for the Year Ended
     December 31, 2000                                                    F-10

                        Report of Independent Accountants


To the Participants and Administrator of the EFTEC Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits, present fairly, in all material respects, the net assets available for benefits of the EFTEC Savings Plan (the Plan) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------



PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 13, 2001

EFTEC Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2000 and 1999
--------------------------------------------------------------------------------

                       ASSETS                           2000            1999

Investments, at fair value                           $8,886,536     $10,519,278

Receivables:
    Employer contribution receivable                      8,376               -
    Participant contribution receivable                  17,145               -

Accrued income                                              552           6,384
                                                     ----------     -----------

Net assets available for benefits                    $8,912,609     $10,525,662
                                                     ==========     ===========


    The accompanying notes are an integral part of the financial statements.

EFTEC Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2000
--------------------------------------------------------------------------------


Additions:
    Investments:
      Interest                                                      $    20,270
      Dividends                                                          94,594
      Realized net gains on the sale and distribution of
        investments                                                     692,917
      Other income                                                       31,408
                                                                    -----------

      Total investments                                                 839,189

    Participant contributions                                           513,337
    Employer contributions                                              247,180

Participant loan repayment                                               21,411
                                                                    -----------

      Total additions                                                 1,621,117

Deductions:
    Participant distributions and withdrawals                         1,026,728
    Administrative expense                                                2,629
    Investments:
      Changes in unrealized appreciation/(depreciation) of
        investments                                                   2,204,813
                                                                    -----------

      Total deductions                                                3,234,170
                                                                    -----------

Net decrease                                                         (1,613,053)

Net assets available for benefits:
    Beginning of year                                                10,525,662
                                                                    -----------

    End of year                                                     $ 8,912,609
                                                                    ===========


    The accompanying notes are an integral part of the financial statements.

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Description of the Plan

       The following brief description of the EFTEC Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters. EFTEC (the Employer) is a joint venture owned 70% by H.B. Fuller Company and 30% by EMS Chemie.

       General
       The Plan, which is a defined contribution plan, was established February 13, 1997 and became effective April 1, 1997. The Plan merged assets from separate plans formerly sponsored by H.B. Fuller Company and EMS-TOGO Corporation. Former plans included the H.B. Fuller Company Thrift Plan, the H.B. Fuller Profit Share Plus Plan and the EMS-TOGO Corporation, a subsidiary of EMS Chemie, 401(k) Investment Plan. The Plan receives pre-tax contributions from participant payroll deductions with discretionary Employer matching and discretionary Employer profit sharing.

       It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       Trustee
       The trustee for the Plan is Wells Fargo Minnesota, N.A. (the Trustee).

       Eligibility and Contributions
       All regular full-time United States EFTEC employees, excluding members of collective bargaining units whose contracts do not provide for participation, are eligible to make contributions to the Plan after six months of employment. Regular part-time employees are eligible to participate after twelve months.

       The Employer matches 100% of an employees pre-tax contribution, up to 4% of the employee's eligible compensation. To participate, an employee must agree to make contributions equal to 1% of pre-tax compensation up to a maximum of 10% of pre-tax compensation for highly compensated participants and 15% for non-highly compensated participants. In 2000, a participant could elect to contribute up to a limit of $10,500 of pre-tax compensation.

       A participant's contribution, and the allowable employer match, may be invested in any combination of the following investment options: H.B. Fuller Common Stock Fund, Wells Fargo Stable Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Index Equity Fund (S&P 500), Wells Fargo Small Company Growth Equity Fund, Wells Fargo Balanced Investment Fund, Janus Twenty Fund, and Janus Overseas Fund. A participant's investment option for past and future contributions can be changed daily, by calling the Trustee's on-line customer services.

       A participant's voluntary contribution percentage amount can be changed or suspended at any time, by calling the Trustee's on-line service prior to month-end. Employer contributions to the Plan cease during the suspension period.

       Participant Accounts
       Each participant's account is credited with (a) the participant's contribution, (b) the Employer's contribution, and (c) an allocation of the Plan's investment income. Allocations of the Plan's investment income are based on account balances, as defined in the Plan document. (Any income realized from short-term investments will be allocated in a uniform and equitable manner among the investment funds in which such contributions are invested.)

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Payment of Benefits
       On termination of service due to retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installments as defined in the Plan agreement. For termination of service due to other reasons, a participant may receive value in the vested interest in his or her account as a lump-sum distribution. The investment in the H.B. Fuller Common Stock fund may be withdrawn either in the form of cash or shares of stock at the option of Plan participants.

       Vesting
       Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service to the Employer, or upon age 65, disability, or death.

       Participant Loans
       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates equal to the current Wells Fargo Prime Rate at the time of the loan. The rate will remain fixed over the term of the loan, usually 5-15 years.

       Forfeitures
       Participants who terminate employment with the Employer forfeit the non-vested portion of the Employer's contribution to the participants' accounts. Amounts forfeited are used to reduce future Employer contributions. Forfeitures for the year ended December 31, 2000 were $5,812.

       Plan Termination
       Although it has no intention to do so, the Employer may, at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all participants' accounts will become fully vested and nonforfeitable.


2.     Summary of Significant Accounting Policies

       Basis of Accounting
       The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       Investment Valuation
       The fair values of the Plan's investments in common stock of the Employer are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on fair values supplied by the Trustee. Realized gains or losses reflect all differences between sales proceeds and historical cost of units sold, on an average cost basis. Securities transactions are recorded on the trade date.

       Interest and Dividends
       Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

       Risks and Uncertainties
       The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of assets available for plan benefits and the statement of changes in assets available for plan benefits.

       Plan Expenses
       EFTEC North America, L.L.C. pays for administrative costs of the Plan. Investment management fees are allocated to participant accounts.


3.     Investments

       The following represents investments that total 5% or more of the Plan's net assets:

                                                               December 31,
                                                         -----------------------
                                                            2000         1999

       H.B. Fuller Company common stock,
             68,152 and 68,381 shares, respectively      $2,688,808*  $3,825,062

       Wells Fargo Stable Return Fund,
             26,828 and 0 shares, respectively              811,657            -

       Wells Fargo Index Equity Fund,
             54,013 and 66,767 shares, respectively       2,849,210    4,047,397

       Wells Fargo Growth Balanced Investment Fund,
             35,248 and 40,446 shares, respectively       1,084,235    1,256,263

       Small Company Growth Fund,
             17,363 and 14,551 shares, respectively         445,366      466,053

       Janus Twenty Fund,
             8,378 and 0 shares, respectively               459,092            -

       * Non-participant directed investment.

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Unrealized Appreciation/(Depreciation) of Investments
       The unrealized appreciation/(depreciation) of investments was as follows:

                                                            Wells Fargo
                              H.B. Fuller   ------------------------------------------  PIMCO
                                 Company                              Growth   Small    Total
                                 Common      Stable     Index       Balanced  Company   Return   Janus      Janus
                                 Stock       Return     Equity     Investment Growth     Bond    Twenty    Overseas
                                  Fund        Fund       Fund         Fund     Fund      Fund    Fund        Fund         Total
Unrealized appreciation/
      (depreciation) at
      December 31, 1999       $   201,271   $     -   $1,155,265   $212,984  $  27,423   $  -  $       -   $       -   $ 1,596,943

Other security change
      during the year ended
      December 31, 2000            10,584         -            -          -          -      -          -           -        10,584

Investment change
      during the year ended
      December 31, 2000        (1,009,618)   32,767     (747,426)   (77,693)  (101,746)   276   (193,762)   (107,611)   (2,204,813)
                              -----------   -------   ----------   --------  ---------   ----  ---------   ---------   -----------

Unrealized appreciation/
      (depreciation) at
      December 31, 2000       $  (797,763)  $32,767   $  407,839   $135,291  $ (74,323)  $276  $(193,762)  $(107,611)  $  (597,286)
                              ===========   =======   ==========   ========  =========   ====  =========   =========   ===========

       Realized Gains (Losses)
       During the year ended December 31, 2000, realized gains (losses) resulting from the sale and distribution of investments were as follows:


                                                          Wells Fargo
                              H.B. Fuller   ------------------------------------------  PIMCO
                                 Company                              Growth   Small    Total
                                 Common      Stable     Index       Balanced  Company   Return   Janus      Janus
                                 Stock       Return     Equity     Investment Growth     Bond    Twenty    Overseas
                                  Fund        Fund       Fund         Fund     Fund      Fund    Fund        Fund         Total
Aggregate proceeds              $1,102,094  $1,891,647 $1,354,166  $453,248   $287,522   $4,993  $135,216   $44,394    $5,273,280
Aggregate average cost           1,119,982   1,884,342    929,856   322,445    169,009    5,003   128,537    21,189     4,580,363
                                ----------  ---------- ----------  --------   --------   ------  --------   -------    ----------
Realized gains (losses)         $  (17,888) $    7,305 $  424,310  $130,803   $118,513   $  (10) $  6,679   $23,205    $  692,917
                                ==========  ========== ==========  ========   ========   ======  ========   =======    ==========

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

4.     Non-participant Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                         December 31,
                                                  --------------------------
                                                      2000            1999
       Net asets:
         Common stock                             $2,749,528*     $3,859,080
         Private debt obligations                    241,009           1,762
                                                  ----------      ----------
                                                  $2,990,537      $3,860,842
                                                  ==========      ==========

       * Includes $2,688,808 of H.B. Fuller common stock, $60,276 of H.B. Fuller Common Stock Investment Fund and $444 of accrued income.


                                                                   Year Ended
                                                                  December 31,
                                                                     2000
       Changes in net assets:
         Contributions                                           $   146,798
         Interest                                                      4,545
         Dividends                                                    56,432
         Other income                                                  7,894
         Net unrealized depreciation of investments               (1,027,506)
         Participant loan repayment                                    4,376
       Participant distributions and withdrawals                      14,266
       Net transfers to participant directed investments             (76,419)
       Administrative expenses                                          (691)
                                                                 -----------
                                                                 $  (870,305)
                                                                 ===========

5.     Tax Status

       The Internal Revenue Service has determined and informed the Employer by a letter dated January 19, 1999 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.     Related Party and Party-in-Interest Transactions

       Plan investments include H.B. Fuller Company common stock which represents invested amounts in shares of stock of the parent company of EFTEC. H.B. Fuller Company is the holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company common stock for the year ended December 31, 2000, amounted to $259,796 and $335,673, respectively.

       The Plan also invests in various funds managed by Wells Fargo Bank Minnesota, N.A. Wells Fargo Bank Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 2000, the Trustee made purchases and sales of such securities amounting to $2,746,407 and $3,986,583, respectively.

EFTEC Savings Plan
Schedule of Assets Held for Investment Purposes
At December 31, 2000
--------------------------------------------------------------------------------

              (b)
       Identity of Issuer,                                                                     (e)
           Borrower or                         (c)                  Units/        (d)        Current
 (a)      Similar Party                    Description              Shares       Cost         Value
 *    Wells Fargo             H.B. Fuller Common Stock Fund
           Minnesota, N.A.         Common Stock                     68,152   $ 3,486,571   $ 2,688,808
 *    Wells Fargo             H.B. Fuller Common Stock Fund
           Minnesota, N.A.         Investment Fund                  60,276        60,276        60,276
                                                                   --------  ------------  ------------
                                                                   128,428     3,546,847     2,749,084
                                                                   --------  ------------  ------------
 *    Wells Fargo
           Minnesota, N.A.    Stable Return Fund
                                   Pooled, Common & Collective      26,828       778,890       811,657
 *    Wells Fargo             Stable Return Fund
           Minnesota, N.A.         Cash- Non-interest Bearing       (2,335)       (2,335)       (2,335)
                                                                   --------  ------------  ------------
                                                                    24,493       776,555       809,322
                                                                   --------  ------------  ------------
 *    Wells Fargo
           Minnesota, N.A.    Index Equity Fund
                                   Common Stock                     54,013     2,441,371     2,849,210
 *    Wells Fargo             Index Equity Fund
           Minnesota, N.A.         Cash- Non-interest Bearing       (9,815)       (9,815)       (9,815)
                                                                   --------  ------------  ------------
                                                                    44,198     2,431,556     2,839,395
                                                                   --------  ------------  ------------
 *    Wells Fargo             Growth Balanced Investment Fund
           Minnesota, N.A.         Mutual Fund - Balanced           35,248       948,944     1,084,235
 *    Wells Fargo             Growth Balanced Investment Fund
           Minnesota, N.A.         Cash - Non-Interest Bearing      (4,606)       (4,606)       (4,606)
                                                                   --------  ------------  ------------
                                                                    30,642       944,338     1,079,629
                                                                   --------  ------------  ------------
 *    Wells Fargo             Small Company Growth Fund
           Minnesota, N.A.         Common Stock                     17,363       519,689       445,366
 *    Wells Fargo             Small Company Growth Fund
           Minnesota, N.A.         Cash - Non-Interest Bearing      (2,193)       (2,193)       (2,193)
                                                                   --------  ------------  ------------
                                                                    15,170       517,496       443,173
                                                                   --------  ------------  ------------
 *    Wells Fargo             PIMCO Total Return Bond Fund
           Minnesota, N.A.         Corporate Bonds                     782         7,853         8,129
 *    Wells Fargo             PIMCO Total Return Bond Fund
           Minnesota, N.A.         Cash - Non-Interest Bearing        (214)         (214)         (214)
                                                                   --------  ------------  ------------
                                                                       568         7,639         7,915
                                                                   --------  ------------  ------------
 *    Wells Fargo             Janus Twenty Fund
           Minnesota, N.A.         Common Stock                      8,378       652,854       459,092
 *    Wells Fargo             Janus Twenty Fund
           Minnesota, N.A.         Cash - Non-Interest Bearing      (2,755)       (2,755)       (2,755)
                                                                   --------  ------------  ------------
                                                                     5,623       650,099       456,337
                                                                   --------  ------------  ------------
 *    Wells Fargo             Janus Overseas Fund
           Minnesota, N.A.         Common Stock                      9,887       370,011       262,400
 *    Wells Fargo             Janus Overseas Fund
           Minnesota, N.A.         Cash - Non-Interest Bearing      (1,728)       (1,728)       (1,728)
                                                                   --------  ------------  ------------
                                                                     8,159       368,283       260,672
                                                                   --------  ------------  ------------
*     Participant Loans       Loan Fund
                                   Private Debt Obligation
                                   Wells Fargo prime interest rate
                                   5-15 year terms                 241,009       241,009       241,009
                                                                   --------  ------------  ------------
                              Total investments at end of plan year          $ 9,483,822   $ 8,886,536
                                                                             ============  ============

Note: The above data is based upon information which has been certified as complete and accurate by Wells Fargo Minnesota, N.A.

EFTEC Savings Plan
Schedule of Reportable Transactions*
Year Ended December 31, 2000
--------------------------------------------------------------------------------

5% of series of transactions by security issue:


                                          Number of         Total Dollar Amount
                                     ----------------     -----------------------       Net Gain
Security Issue                       Purchases  Sales     Purchases        Sales        or (Loss)
H.B. Fuller Common Stock Fund,
      Common Stock                       11       6       $259,797       $335,674      $(17,888)

H.B. Fuller Common Stock Fund,
      Investment Fund                   104      52        792,852        766,422             -


* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets at December 31, 1999, as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

Note: The above data is based upon information which has been certified as complete and accurate by Wells Fargo Minnesota, N.A.

Parties in Interest:  Wells Fargo Minnesota, N.A. - Trustee;
                      H.B. Fuller Company - Administrator.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                       EFTEC Savings Plan


                                       EFTEC North America, L.L.C.


Dated:  June 28, 2001                  By: /s/ Todd Mestad
                                           ---------------
                                           Todd Mestad
                                           Director of Benefits